18007542

DM

Securities and Exchange SEC... Washington, D.C. 20549

APR 02 2018

RECEIVED

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-27911 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaufman & Co., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Franklin Street Suite 403 Boston MA 02110

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Summer Kaufman 617-783-2500

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA

(Name – *if individual, state last, first, middle name*)

| 21320 Provincial Blvd., # 100 | Katy | TX | 77450 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Sumner Kaufman ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman & Co., LLC

of December 31 ______________________, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________

______________________

______________________

ALICE E. MORAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires August 16, 2024

______________________
Notary Public

______________________
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Kaufman & Company, LLC**
**Financial Statements**
**Statement of Financial Condition**
**As of and for the Year-Ended December 31, 2017**

ASSETS

| | |
|---|---|
| CURRENT: | |
| Cash | $ 91,553 |
| | |
| PROPERTY AND EQUIPMENT: | |
| Cost | 47,807 |
| Accumulated Depreciation | 35,905 |
| | 11,902 |
| | |
| OTHER: | |
| Rental Deposit | 13,961 |
| | $117,416 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Current: | |
| Accounts Payable | $58,556 |
| Other Accruals | 21,536 |
| Total Current Liabilities | 80,092 |
| | |
| MEMBERS' EQUITY | 37,324 |
| | $117,416 |

The accompanying notes are an integral part of these financial statements.